Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 2, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12096
FT 60/40 Target Income Portfolio, Series 6
(the “Trust”)
CIK No. 2050666 File No. 333-284864

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the Funds held by the Trust invest in emerging markets, please add relevant strategy and risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in emerging market companies, appropriate disclosure will be added to the Trust’s prospectus.

2.If Contingent Convertible Bonds (“CoCos”) are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to CoCos, appropriate disclosure will be added to the Trust’s prospectus.

3.If the nature of the Trust's investments in distressed debt securities relate to certain of the ETFs purchasing distressed debt securities directly (rather than from merely holding bonds that become distressed after purchase), please add related strategy disclosure as appropriate.

Response:The Trust notes that it does not anticipate investing in ETFs that purchase distressed debt securities directly. The Trust further notes that distressed debt securities do not rise to a level of principal investment for the Trust. Nevertheless, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension as the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. Therefore, the Trust respectfully declines to add distressed debt securities to the “Portfolio Selection Process” section.

4.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon